ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

REWALK ROBOTICS LTD.

December 3, 2015, 4 p.m. (Israel time)

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033333333300000000 8 120315

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Proposals No. 4, 5, and 6) If you possess a "personal interest" (as described in the Proxy Statement) in the approval of Proposals No. 4, 5 or 6 and wish to vote "FOR" or "AGAINST" such Proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company's Chief Executive Officer, Larry Jasinski by facsimile no. (+972-4) 959-0125, for instructions on how to vote your shares and indicate that you have a personal interest with respect to such Proposal, or, if you hold your shares in "street name," you may also contact the representative managing your account, who would then contact us on your behalf.

		FOR	AGAINST	ABSTAIN
1.	To reelect Mr. Jeff Dykan as a Class I director of the board of directors of the Company:	☐	☐	☐
2.	To reelect Mr. Yasushi Ichiki as a Class I director of the board of directors of the Company:	☐	☐	☐
3.	To approve an increase in the number of shares available for issuance under the Company's 2014 Incentive Compensation Plan by 600,000 ordinary shares:	☐	☐	☐
4.	To approve amendments to the Company's Compensation Policy for the Company's Directors and Officers:	☐	☐	☐
5(a).	To approve modification in the terms of compensation of the Company's Chief Executive Officer for 2015:	☐	☐	☐
5(b).	To approve modification in the terms of compensation of the Company's former President and Chief Technology Officer for 2015:	☐	☐	☐
6.	To fix the compensation of the Company's Chief Executive Officer for 2016:	☐	☐	☐
7.	To amend the Company's Articles of Association to increase the quorum requirements for meetings of the Company's shareholders from 25% to 33-1/3%:	☐	☐	☐
8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2015:	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual Meeting.

By signing this proxy, with respect to Proposals No. 4, 5 and 6 (whether voting "FOR" or "AGAINST" such Proposal) the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no "personal interest" under the Israeli Companies Law. See Proposal No. 4 of the Proxy Statement for more information, including how to indicate the existence of a personal interest. If you possess a personal interest and or believe that you possess a personal interest and wish to vote "FOR" or "AGAINST" such Proposal, you should not fill out your vote for such Proposal and should instead follow the "Directions" opposite.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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REWALK ROBOTICS LTD.

PROXY FOR AN ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 3, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ("BOARD")

The undersigned hereby constitutes and appoints Jeff Dykan, Larry Jasinski, Kevin Hershberger and Ami Kraft and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of ReWalk Robotics Ltd. (the "**Company**"), held of record in the name of the undersigned at the close of business on October 26, 2015, at an Annual Meeting of Shareholders of the Company (the "**Meeting**") to be held at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel, on December 3, 2015 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2015 Annual Meeting of Shareholders (the "**Notice**") and Proxy Statement, dated October 16, 2015, relating to the Meeting (the "**Proxy Statement**").

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this proxy will be voted "FOR" each proposal. Should any other matter requiring a vote of shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interests of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side.)